Exhibit 99(d)(1)

LOAN AGREEMENT

Between:

Habasit Holding USA Inc.

305 Satellite Blvd

Suwanee, Atlanta, GA 30024

USA

(hereinafter referred to as “HHUSA”)

and

Habasit Holding AG

Römerstrasse 1

4153 Reinach

Switzerland

(hereinafter referred to as “HHAG”)

1. Preamble

HHUSA is an affiliated company of the Habasit Group.

2. Loan

HHAG grants to HHUSA a loan in the amount of US$ 45’000’000. —.

3. Duration and Repayment

This Agreement is effective on 22.9.2006. The maturity date of the loan is 31.12.2009.

Principal shall be repaid on the following dates in the following amounts:

31.12.2007:  US$  15’000’000

31.12.2008:  US$  15’000’000

31.12.2009:  US$  15’000’000

Utilization: In the form of fixed advances in US$ in tranches of a minimum amount of US$ 5’000’000 and in a multiple of US$ 1’000’000, with a maximum term of 39 month, but in any event not exceeding the 31.12.2009.

In case of termination of this Agreement the repayment of the principal amount including all interests due shall be immediately due and payable to the account of Habasit Holding AG.

4. Interest

The interest rate shall be LIBOR/US$ (Libor-base depending from the funding base of the fixed advances) (London Interbank offered rate) on September, 22 2006 respectively – in case of roll-overs – LIBOR/US$ on respective roll-over dates. + a Spread of 0.50%

The day count for interest calculation is over 360 (365/360)

All accrued interest shall be due and payable on each six-month anniversary of this Loan Agreement, at the end of each rollover period.

5. Early Repayment

HHAG has the right to require HHUSA to pay amounts due hereunder earlier than the scheduled payment date, where HHUSA receives substantial net sale proceeds in connection with a sale, a transfer or any other disposal of assets of HHUSA. The notice regarding any such repayment has to be given at least 3 months in advance.

6. Termination

HHUSA may not terminate this Agreement, provided that HHAG has the right to terminate this Agreement with immediate effect if HHUSA fails to make any payment due in accordance with paragraphs 3 and 4 hereof, or in the event of an early repayment in the event of item 5 hereof.

7. Expenses, Fees and Taxes

HHUSA agrees to pay any expenses, costs and fees in connection with this Agreement, the transfer of the funds hereunder, the repayment of principal, and the payment of interest.

8. Miscellaneous Provisions

This Agreement shall not be altered except in writing.

All rights and obligations arising from this agreement or in connection with it shall be governed by and construed under the laws of Switzerland.

Any legal action or proceeding shall be brought in the courts of Arlesheim, Switzerland.

Notwithstanding the required repayment schedule in paragraphs 3. and 5., above, no repayment shall be made which violates any then existing agreement with HHUSA’s secured lender(s).

Reinach, September, 22 2006

Habasit Holding USA Inc.	Habasit Holding AG

/s/ G. Volpi	/s/ T. Habegger	/s/ L. Cediel
G. Volpi	T. Habegger	L. Cediel